Exhibit 99.(a)(5)(G)

For Immediate Release

Contact:

Brendan Lahiff, Sr. Investor Relations Manager

Intersil Corporation

(408) 546-3399

investor@intersil.com

Intersil Completes its Tender Offer for Shares of Techwell, Inc.

Milpitas, CA, April 27, 2010 – Intersil Corporation (NASDAQ Global Select: ISIL) and its indirect, wholly-owned subsidiary, Navajo Merger Sub, Inc., announced today the successful completion of a cash tender offer to purchase all outstanding shares of common stock and the associated preferred stock purchase rights of Techwell, Inc. (NASDAQ Global Select: TWLL) at a price of $18.50 per share, without interest. Intersil Corporation intends to complete the acquisition of Techwell promptly.

The tender offer and withdrawal rights expired at 12:00 Midnight, New York City time, on Monday, April 26, 2010. The depositary for the tender offer has advised that, as of the expiration time, an aggregate of 20,517,181 shares and associated rights (including approximately 1,590,570 shares and associated rights subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 81.53% of the total outstanding shares and associated rights, calculated on a fully diluted basis, as that term is defined in the merger agreement with Techwell. All shares and associated rights that were validly tendered and not properly withdrawn have been accepted for purchase. Intersil will promptly pay for such shares and related rights at the offer price of $18.50 per share, without interest and less any applicable withholding taxes.

Navajo Merger Sub, Inc. intends to exercise its top-up option to purchase directly from Techwell an additional number of shares of Techwell common stock sufficient (when combined with the shares purchased by the purchaser in the tender offer) to give Navajo Merger Sub, Inc. ownership of at least one share more than 90% of the outstanding shares of Techwell common stock, at a price of $18.50 per share, pursuant to the terms of the merger agreement with Techwell. Navajo Merger Sub, Inc. intends to purchase an aggregate of 27,607,170 shares of Techwell common stock pursuant to the exercise of the top-up option.

Intersil intends to promptly effect a “short-form” merger under Delaware law and, as a result, Techwell will become an indirect, wholly-owned subsidiary of Intersil. As a result of the merger, any shares of Techwell not tendered will be canceled and (except for shares held in the treasury of Techwell or by Techwell’s subsidiaries or Intersil, Navajo Merger Sub, Inc., or any other direct or indirect wholly owned subsidiary of Intersil, or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same $18.50 in cash per share, without interest thereon and less any applicable withholding taxes, that was paid in the tender offer.

-More-

Following the merger, Techwell’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Intersil

Intersil Corporation is a leader in the design and manufacture of high-performance analog and mixed signal semiconductors. The Company’s products address some of the industry’s fastest growing markets, such as flat panel displays, cell phones, notebooks and other handheld systems. Intersil’s product families address power management functions and analog signal processing functions. Intersil products include ICs for battery management, hot-plug controllers, linear regulators, power sequencers, supervisory ICs, bridge drivers, PWM controllers, switching DC/DC regulators, Zilker Labs Digital Power ICs and power MOSFET drivers; optical storage laser diode drivers; DSL line drivers; D2Audio products; video and high-performance operational amplifiers; high-speed data converters; interface ICs; analog switches and multiplexers; crosspoint switches; voice-over-IP devices; and ICs for military, space and radiation-hardened applications. For more information about Intersil or to find out how to become a member of our winning team, visit the Company’s web site at www.intersil.com.

About Techwell

Techwell is a fabless semiconductor company that designs, markets and sells mixed signal video semiconductor solutions for the security surveillance and automotive infotainment markets. Headquartered in San Jose, CA, Techwell currently has over 200 employees in the U.S., China, Japan, South Korea and Taiwan. Please visit www.techwellinc.com for more information.

Securities Law Disclosure and Additional Information

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Intersil Corporation and Navajo Merger Sub, Inc. have filed with the SEC on a Tender Offer Statement on Schedule TO on March 30, 2010. In addition, Techwell, Inc. has filed a Solicitation Recommendation Statement on Schedule 14D-9 with respect to the tender offer on March 30, 2010. Such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site, www.sec.gov, or from BNY Mellon Shareowner Services, toll-free at (800) 777-3674.

###